October 22, 2009

By EDGAR Transmission and by Hand Delivery

Terence O’Brien
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE, Room 7010
Washington, DC 20549

Re:	China Precision Steel, Inc.
Form 10-K for Fiscal Year Ended June 30, 2008
File No. 000-23039

Dear Mr. O’Brien:

On behalf of China Precision Steel, Inc. (the “Company”), we hereby submit this response to the general comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), set forth in the Staff’s letter, dated October 8, 2009, with respect to the Company’s annual report on Form 10-K for the fiscal year ended June 30, 2009, as amended (the “Annual Report”).

We understand and agree that:

a.      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

b.      the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c.      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

18th Floor, Teda Building, 87 Wing Lok Street, Sheung Wan, Hong Kong, People’s Republic of China; Tel.: 86-21-5994-8500; Fax.: 86-21-5994-0382

Terence O’Brien
Division of Corporate Finance
October 22, 2009

RESPONSE:  The reversal in the amount of $1,105,866 has been included in the Valuation and Qualifying Accounts table on page F-15, in the column for “Deductions/Write-offs Charged to Allowance.” This amount includes reversals in the amount of $206,726 for Allowance for Doubtful Accounts (Trade) and $899,140 for Allowance for Doubtful Accounts (Suppliers).

We have made allowances for doubtful accounts for accounts receivable and advances to suppliers in accordance with our accounting policies as disclosed in the Form 10-K, and determined that an allowance for doubtful accounts of $830,127 and an allowance for advances to suppliers of $1,631,557 as of June 30, 2009 were appropriate. We have thus made a reversal for each of these allowance accounts based on the balances of $1,033,479 for allowance for doubtful accounts and $2,522,837 for allowance for advances, respectively, as of June 30, 2008. As the amounts for allowances were translated from RMB and due to exchange rate differences at each balance sheet date, the reversals are $206,726 and $899,140, respectively, as mentioned above.

RESPONSE: In each fiscal year, including the years mentioned in the Staff’s comment 2 above, we report income taxes pursuant to SFAS 109, “Accounting for Income Taxes” (“SFAS 109”). The charge for current income tax is based on the results for the year as adjusted for items, which are non-assessable or disallowed, and calculated using the prevailing tax rates at each balance sheet date.  While current income tax in our consolidated group accounts is based on income recognized for our financial year ending June 30, the ultimate amount and timing of income tax payments are based on the assessment of taxable income by local tax authority in the PRC where our operating subsidiaries are located.  Our tax year in the PRC with respect to assessment of PRC income taxes ends December 31, however, the assessment and collection of such income taxes are sometimes delayed.  The portion of taxes on profits generated up to June 30, of any fiscal year that has not yet been assessed will be carried forward and assessed and taxed by the local tax authority in the following fiscal year.  As a result, taxes are frequently not paid during or at the end of our US GAAP fiscal year in which they are recorded.  Given this difference in the timing of recording and paying our PRC income taxes, our current income taxes payable is calculated based on US GAAP income for the relevant year, plus any taxes unpaid from prior years, minus the tax payments already made during the relevant year.  Nevertheless, current income taxes payable at June 30, 2009, 2008 and 2007 were each correctly recorded as current liabilities in such years because these amounts may be assessed by PRC tax authorities  and payment demanded within the 12 months following the end of the fiscal year and, as a result, we believe it is more likely than not these outstanding amounts are current.  In other words, based on the revenue and costs recognized for the relevant years and the likelihood of the timing and amount of payment to the PRC tax authorities, we have determined that the amounts for current income tax and current income taxes payable for each of the relevant years were appropriate and in accordance with SFAS 109.

The amount of income tax payable at June 30, 2007 of $1.9 million includes a charge of $1.5 million for the US GAAP fiscal year then ended, plus $0.7 million from the taxable income for prior year that had not yet been assessed by or paid to the PRC tax authorities, and less $0.3 million paid during 2007.  As a result of the timing of PRC tax assessments described above (i.e., our US GAAP fiscal year ends June 30 but our PRC tax year ended December 31) the amount paid in 2007 was for PRC taxes assessed with respect to the prior PRC taxable year, which was part of both the 2006 and 2007 fiscal years.

The amount of income tax payable at June 30, 2008 of $4.7 million includes a charge of $2.2 million for the US GAAP fiscal year then ended, plus $2.6 million from the taxable income for prior years that had not yet been assessed by or paid to the PRC tax authorities, and less $0.1 million paid during 2008, which as described above, was for PRC taxes assessed with respect to the prior PRC taxable year, which was part of both the 2007 and 2008 fiscal years.

The amount of income tax payable at June 30, 2009 of $4.8 million includes a charge of $0.4 million for the US GAAP fiscal year then ended, plus $4.7 million from the taxable income for prior years that had not yet been assessed by or paid to the PRC tax authorities, and less $0.3 million paid during 2008, which as described above, was for PRC taxes assessed with respect to the prior PRC taxable year, which was part of both the 2008 and 2009 fiscal years.

As described above, cash paid for taxes during the relevant years will typically not match the income taxes payable included in current liabilities at the balance sheet date because the balance includes both the taxes on profits generated in each of the relevant years by our operating subsidiaries in the PRC as well as a carry-forward of income taxes payable from prior fiscal years for taxes not yet assessed by the local taxing authority.  We have made tax payments on profits that have already been assessed by the local tax authority up to June 30, 2009, in the amount of $0.3 million, $0.1 million and $0.3 million for the years ended June 30, 2009, 2008 and 2007, respectively.  Current income taxes payable in the amount of $4.7 million at June 30, 2009 will have to be paid to the PRC tax authorities over the next 12 months, unless there is different assessment from the PRC tax authorities or we are able to obtain a waiver or reduction of such payment. If the amount ultimately payable to the PRC tax authorities is less than the provision for income taxes, a write-back of such provision will be required, but to date there has been no such write-back.

 (Remainder of Page Left Blank Intentionally)

Terence O’Brien
Division of Corporate Finance
October 22, 2009

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 011-852-2543-2290 or Scott Kline, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (415) 983-1523.

Sincerely,

CHINA PRECISION STEEL INC.

	By:	/s/ Wo Hing Li
	Name:	Wo Hing Li
	Title:	Chief Executive Officer
cc: Scott Kline, Esq.